April 11, 2022

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 160 to the Registration Statement on Form N-1A of EQ Advisors Trust (File No. 811-07953)

Dear Ms. Bentzinger:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are comments that you provided on March 25, 2022, concerning Post-Effective Amendment No. 160 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2022, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments

a.	Comment: The former names of the Portfolios with name changes are still displayed on EDGAR. Please update.

Response: The Trust confirms that it has updated the names of the Portfolios on EDGAR.

b.	Comment: To the extent applicable, please apply the comments with respect to one Portfolio to the other Portfolios in the Post-Effective Amendment.

Response: To the extent applicable, and as noted herein, the Trust has applied the comments with respect to one Portfolio to the other Portfolios in the Post-Effective Amendment.

c.	Comment: Please include the completed fee tables and expense examples for the Portfolios as part of your response.

Response: The completed fee tables and expense examples for the Portfolios are attached to this letter as Appendix A.

K&L GATES LLP

1601   K STREET NW   WASHINGTON   DC   20006

T +1 202 778 9000   F +1 202 778 9100   klgates.com

U.S. Securities and Exchange Commission

April 11, 2022

2.	Summary Prospectuses

EQ/ClearBridge Large Cap Growth ESG Portfolio

a.

Comment: If the portfolio repositioning, as a result of the changes in the principal investment strategy, will result in more portfolio turnover, please disclose this as a principal risk, and per Item 16(e) of Form N-1A, please add SAI disclosure regarding anticipated variation in the portfolio turnover rate.

Response: The Portfolio does not anticipate that the change in its principal investment strategy will result in materially higher portfolio turnover or a portfolio turnover rate that exceeds 100%. The Portfolio also does not anticipate that the change will result in a significant variation in the portfolio turnover rate from that reported for the last fiscal year in response to Item 13 of Form N-1A.

b.

Comment: Given that the Portfolio includes in its name the term “ESG,” which suggests a type of investment, the Portfolio should have a Rule 35d-1 policy to invest at least 80% of its net assets in securities that meet the Portfolio’s defined sustainability criteria.

Response: The Trust respectfully disagrees with the staff’s position with respect to the applicability of Rule 35d-1 of the 1940 Act (the “Names Rule”) to the use of the term “ESG” in the Portfolio’s name. The Trust notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, in the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the SEC staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the Names Rule.1 Furthermore, the Trust notes that in the SEC’s request for public comment on the subject of the Names Rule, the SEC acknowledges that industry practice is mixed as to whether terms such as “ESG” are treated as an investment strategy and exempt from the Names Rule, or treated as a type of investment and subject to the Names Rule.2 With respect to the term “ESG” in the Portfolio’s name, the Trust believes that it does not suggest a particular type of investment, but rather that it reflects the investment strategy and philosophy utilized by the Portfolio’s sub-adviser as described in the prospectus. Accordingly, the Trust respectfully declines to adopt an 80% policy with respect to the term “ESG.” However, should the SEC undertake additional rulemaking or issue new guidance in this area, the Trust will comply with the relevant rules or guidance. (The Trust notes that this Comment 2.b. and the response thereto apply also to EQ/PIMCO Total Return ESG Portfolio.)

c.

Comment: In the fourth paragraph of the “Principal Investment Strategy” section, in the discussion about ESG considerations that the sub-adviser takes into account, the Portfolio lists some considerations that are included in its ESG policy, but does not adequately define the full scope of the Portfolio’s investable universe. Given how broad the definition of ESG can be, please more explicitly describe the Portfolio’s investing approach and its ESG definition/focus areas.

[1]

See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) (stating that the Names Rule does not apply to fund names that incorporate terms such as, for example, “growth” and “value” that connote types of investment strategies as opposed to types of investments, such as “equity” and “fixed income”); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (stating that the Names Rule does not apply to certain terms such as “income” where the term suggests an investment objective or strategy rather than a type of investment), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

[2]	See Request for Comments on Fund Names, Investment Company Act Release No. 33809 (March 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf.

U.S. Securities and Exchange Commission

April 11, 2022

Response: The Trust has revised the “Principal Investment Strategy” section to further describe the Portfolio’s investing approach and the proprietary ESG rating process employed by the Portfolio, as well as the ESG factors considered, as follows:

The Portfolio invests in companies that meet its financial and environmental, social and governance (“ESG”) criteria, as determined by the Portfolio’s Sub-Adviser. Determination of ~~a company’s~~ whether a company meets the Portfolio’s ESG standards is based on the Sub-Adviser’s proprietary research approach. The Sub-Adviser will exercise judgment to determine ESG best practices based on its long history of managing ESG investment strategies through an established proprietary process. The Sub-Adviser utilizes a fundamental, bottom-up research approach that emphasizes company analysis, management and stock selection. The Sub-Adviser’s proprietary research and analysis generally incorporates information and data obtained from a variety of third-party research providers as supplementary to the Sub-Adviser’s own proprietary research and analysis. The Sub-Adviser may change the third-party service providers that support this process at any time. Companies that are selected for inclusion in the Portfolio meet both the financial and ESG criteria that are part of the Sub-Adviser’s security selection process, with companies being weighted according to the Sub-Adviser’s highest-conviction ideas with adjustments to position sizes in order to manage portfolio risk.

The ESG evaluation is integrated into a thorough assessment of investment worthiness based on financial criteria as well as ESG considerations including innovative workplace policies, employee benefits and programs; environmental management system strength, eco-efficiency and life-cycle analysis; community involvement, strategic philanthropy, and reputation management; and strong corporate governance and independence of the board. The ESG analysis is conducted by the Sub-Adviser’s sector analysts on a sector-specific basis, and a proprietary ESG rating is assigned to each company. The Sub-Adviser utilizes an integrated approach that does not segment the investment process into distinct financial and ESG components; rather, financial criteria and ESG factors are considered throughout the investment process.

All companies are assigned a proprietary ESG rating (A, AA, AAA). Companies that score a rating of “B” are excluded from the Sub-Adviser’s investable universe. The Sub-Adviser’s proprietary ESG ratings assess whether a company focuses on ESG factors, integrates ESG factors into its business model, and measures such efforts. Companies that the Sub-Adviser believes have not focused on ESG factors or have a poor ESG record are assigned a rating of “B.” The Sub-Adviser uses a variety of ESG factors, which may change from time to time, as part of its rating process:

•	Supply chain monitoring and standards (ethical sourcing, high degree of transparency on a company’s global workforce)

•	Environmental considerations (greenhouse gas emissions targets and achievements, waste minimization and natural resource scarcity policies, environmental management systems)

•	The regulatory framework to which the company is subject

•	Workplace safety standards

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April 11, 2022

•	Labor relations (labor management, employee sentiment, diversity, employee training and retention programs, workplace safety standards)

•	Community impact (does the company serve and have a positive impact on the communities in which it operates through actions such as volunteerism and strategic giving)

•	Green products and services (does the company utilize recyclable materials in production, does the company provide and/or utilize products or services intended to reduce environmental impact)

•	Continuous improvements in energy efficiency in products and operations

•	Executive compensation, independence and diversity of the board

•	Capital allocation policy (does the company allocate capital in ways that are consistent with ESG best practices and the best interests of shareholders)

Further, to the extent that there is a material/substantial issue with any one of the E, S or G components with respect to a company, such company will be assigned a “B” rating. The Sub-Adviser’s ESG ratings are formally reviewed at least annually. In addition, the Sub-Adviser’s research analysts monitor the companies included in the Portfolio on an ongoing basis to assess the continued appropriateness of such ratings.

The Sub-Adviser seeks to invest over the long term in large-capitalization companies that are considered to be of high quality with sustainable competitive advantages as evidenced by high returns on capital, strong balance sheets, and capable management teams that allocate capital in an efficient manner. The Sub-Adviser will also consider emerging companies with promising future prospects that may not yet have demonstrated substantial profitability. The Sub-Adviser will utilize fundamental analysis to identify investment candidates with these attributes and high growth potential, and evaluate industry dynamics, the strength of the business model and management skill.

d.

Comment: In the fourth paragraph of the “Principal Investment Strategy” section there is a reference to “a proprietary ESG rating [being] assigned to each company.” Please disclose whether there is a minimum rating by which all securities below that threshold are automatically excluded from consideration or whether the sub-adviser can choose a security for investment that has a low ESG rating but strong financial criteria, such as high return on capital, strong balance sheet, etc.

Response: As further reflected in the response to Comment 2.c., the Trust has revised the “Principal Investment Strategy” section to further describe the proprietary ESG rating process employed by the Portfolio, and to disclose that securities of companies that do not meet the Sub-Adviser’s minimum rating threshold in its proprietary rating process, which are companies that the Sub-Adviser believes have not focused on ESG factors or have a poor ESG record, are excluded from the Portfolio’s investable universe.

e.

Comment: Please describe in more detail in the Item 9 disclosure the proprietary screening methodology; for example, how are the factors listed in the Item 4 disclosure incorporated into the screen – are they weighted, how do they go toward evaluating each company, etc.

Response: As further reflected in the response to Comment 2.c., the Trust has revised the “Principal Investment Strategy” section to further describe the proprietary ESG rating process employed by the Portfolio and to include additional detail about the ESG factors considered, rather

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than include additional detail in the Item 9 disclosure. The disclosure also provides that “[c]ompanies that are selected for inclusion in the Portfolio meet both the financial and ESG criteria that are part of the Sub-Adviser’s security selection process, with companies being weighted according to the Sub-Adviser’s highest-conviction ideas with adjustments to position sizes in order to manage portfolio risk.”

f.

Comment: The fourth paragraph of the “Principal Investment Strategy” section provides that “[t]he Sub-Adviser seeks to invest over the long term in large-capitalization companies that are considered to be of high quality with sustainable competitive advantages as evidenced by high returns on capital, strong balance sheets, and capable management teams that allocate capital in an efficient manner.” If this is the Portfolio’s growth strategy, please make clearer in the disclosure that the sub-adviser is selecting investments based on a high growth potential after employing its ESG considerations.

Response: As further reflected in the response to Comment 2.c., the Trust has revised the “Principal Investment Strategy” section to clarify that “[t]he Sub-Adviser utilizes an integrated approach that does not segment the investment process into distinct financial and ESG components; rather, financial criteria and ESG factors are considered throughout the investment process.” The disclosure also clarifies that “[t]he Sub-Adviser will utilize fundamental analysis to identify investment candidates with these attributes and high growth potential, and evaluate industry dynamics, the strength of the business model and management skill.”

g.

Comment: Regarding the risk factor titled Sector Risk in the “Principal Risks” section, if the Portfolio has a significant position in any sector, please identify the sector in the principal investment strategy and include corresponding risk disclosure with respect to the specific sector. Please also confirm supplementally that the Portfolio does not invest more than 25% in any sector.

Response: The Portfolio does not have a principal investment strategy to focus its investments in, or concentrate its investments in, any particular industry or sector, but the Portfolio, from time to time, based on market or economic conditions, may have significant positions in one or more sectors of the market. The Portfolio therefore includes general “Sector Risk” disclosure that is introduced by a statement to that effect. For the Portfolio, industry and sector allocation is a result of the then-current investment opportunities identified by the Portfolio’s portfolio managers pursuant to the principal investment strategies identified in the Portfolio’s prospectus. Accordingly, the Portfolio’s investments in an industry or sector will vary over time depending on the portfolio managers’ then-current view of the investment opportunities presented by such industry or sector. Therefore, the Trust believes that the current disclosure is consistent with, and appropriately tailored to, the broad investment mandate of the Portfolio, and that no additional disclosure in the principal investment strategy or risk section is necessary. (The Trust notes that this Comment 2.g. and the response thereto apply also to Multimanager Aggressive Growth Portfolio and 1290 VT Convertible Securities Portfolio.)

h.

Comment: The staff notes that ESG Considerations Risk (which, in the staff’s view, should address 80% of the portfolio) is listed immediately below Foreign Securities Risk (which, for this Portfolio, addresses 20% of the portfolio). Please ensure that the principal risks are ordered to prioritize the risks that are most likely to negatively affect the Portfolio’s net asset value, yield, and total return.

Response: The Trust has reviewed the order of the Portfolio’s principal investment risks and has moved ESG Considerations Risk to appear immediately above Foreign Securities Risk. (The Trust notes that this Comment 2.h. generally applies also to EQ/PIMCO Total Return ESG Portfolio. The Trust has reviewed the order of the EQ/PIMCO Total Return ESG Portfolio’s principal investment risks and believes that the order is appropriate. Accordingly, the Trust has not made any changes in response to this Comment with respect to the EQ/PIMCO Total Return ESG Portfolio.)

U.S. Securities and Exchange Commission

April 11, 2022

Multimanager Aggressive Equity Portfolio

i.

Comment: Regarding the derivatives risk for this Portfolio, the staff notes that the Portfolio may utilize equity index futures, but the Derivatives Risk disclosure does not reference or describe risks specific to these instruments. Please review the principal risk disclosure to ensure that the risk disclosure is not too generic or standardized and fully describes the derivative instruments that the Portfolio intends to use to achieve its investment objective and the associated risks. Please consider the SEC staff guidance set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (commonly referred to as the “Barry Miller Letter”) regarding derivatives related disclosure.

Response: The Trust believes that the current “Derivatives Risk” disclosure describes the principal risks associated with investments in futures contracts. The Trust also notes that the “Principal Investment Risks” sub-section in the “More information on strategies, risks and benchmarks” section of the prospectus includes additional risk disclosure specific to futures contracts. This discussion supplements the summary “Derivatives Risk” discussion, consistent with Items 4 and 9 of Form N-1A. As a result, the Trust believes the current disclosure is appropriate.

EQ/PIMCO Total Return ESG Portfolio

j.

Comment: If the portfolio repositioning, as a result of the changes in the principal investment strategy, will result in more portfolio turnover, please disclose this as a principal risk, and per Item 16(e) of Form N-1A, please add SAI disclosure regarding anticipated variation in the portfolio turnover rate.

Response: The portfolio repositioning is not expected to result in a material increase in portfolio turnover, and the Trust has not added SAI disclosure regarding anticipated variation in the portfolio turnover rate.

k.

Comment: The third paragraph of the “Principal Investment Strategy” section provides that “[i]n analyzing whether an issuer meets any of the criteria described above, the Sub-Adviser may rely upon, among other things, information provided by an independent third party.” The fourth paragraph of the “Principal Investment Strategy” section provides that “[i]n determining the efficacy of an issuer’s ESG practices, the Sub-Adviser will use its own proprietary assessments of material ESG issues and may also utilize standards as set forth by recognized global organizations and external data providers.”

In the principal investment strategy, please identify the independent third party, recognized global organizations, and external data providers that the Portfolio intends to use, or the primary providers if there will be multiple providers. Please also briefly summarize in the principal investment strategy each provider’s criteria/methodology.

Response: The Sub-Adviser relies primarily on internal research for decision-making and ESG assessments; however, the Sub-Adviser also incorporates external data from issuers as aggregated by third party providers to help inform its views. The research and analysis provided by external data providers is one of many factors in the Sub-Adviser’s ESG analysis of issuers, the outcome of which is a proprietary ESG assessment and score, which may differ significantly from that of other providers. The Trust has revised the “Principal Investment Strategy” section to include the following disclosure:

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The Portfolio may avoid investment in the securities of issuers whose business practices with respect to the environment, social responsibility, and governance (“ESG practices”) are not to the Sub-Adviser’s satisfaction. In determining the efficacy of an issuer’s ESG practices, the Sub-Adviser will use its own proprietary assessments of material ESG issues and may also utilize standards as set forth by recognized global organizations ~~and external data providers.~~, such as entities sponsored by the United Nations. For example, the Sub-Adviser may exclude issuers with histories of human rights violations or that receive low responsibility scores according to recognized international rights organizations. The Sub-Adviser also considers external data from issuers as aggregated by third party providers, including providers that specialize in certain types of data such as carbon, controversies, climate municipal securities, and sovereigns.

l.

Comment: The second paragraph of the “Principal Investment Strategy” section provides that “[t]he Portfolio will not invest in the securities of any non-governmental issuer determined by the Sub-Adviser to be engaged principally in the manufacture of alcoholic beverages, tobacco products or military equipment, the operation of gambling casinos, the production or trade of pornographic materials, or in the oil industry, including extraction, production, and refining or the production or distribution of coal and coal fired generation.” In the principal investment strategy, please more clearly explain the Portfolio’s definition of ESG and its specific ESG areas of focus aside from screening out the aforementioned issuers.

Response: The Trust has revised the “Principal Investment Strategy” section to include the following enhanced description of the Portfolio’s ESG areas of focus:

Generally, the Sub-Adviser’s proprietary assessments involve assigning proprietary ESG scores to each issuer or issuance based on separate environmental-, social- and governance-related factors, which are customized based on the type of issuer or issuance. As examples, (i) the Sub-Adviser’s ESG framework for corporate issuers includes the evaluation of material environmental, social and governance factors reflective for each sector and a relative weighting of such factors based on differences in industry dynamics; (ii) the Sub-Adviser’s ESG framework for fixed-income securities issued by U.S. and non-U.S. governments includes an evaluation of whether the issuers of such securities align with the Portfolio’s government-specific ESG criteria; and (iii) the Sub-Adviser’s ESG framework for mortgage-related securities includes an evaluation of the underlying pools, which are scored on a proprietary scoring model that seeks to prioritize mortgage-related securities with underlying pools with stronger social and governance characteristics.

In general, the Portfolio will seek to avoid investments in issuers that score materially below the average issuer according to the Sub-Adviser’s ESG research and assessment. ESG scores are updated regularly. The factors and processes used to determine ESG scores are expected to develop over time and involve the considerations of criteria deemed relevant by the Sub-Adviser.

m.

Comment: In the principal investment strategy, please also describe the criteria to be used in determining what issuers the sub-adviser considers to have ESG characteristics consistent with the Portfolio’s ESG definition or focus. Please also make clear in the disclosure whether the ESG criteria apply to all, or only some, of the investments the Portfolio makes.

U.S. Securities and Exchange Commission

April 11, 2022

Response: As described in response to Comment 2.l., the “Principal Investment Strategy” section has been revised to further describe the Portfolio’s ESG investing approach. Further, as disclosed in the “Principal Investment Strategy” section, “[t]he Portfolio may invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of the Sub-Adviser’s engagement efforts or through the company’s own initiatives.”

n.

Comment: The third paragraph of the “Principal Investment Strategy” section provides that “[i]n determining the efficacy of an issuer’s ESG practices, the Sub-Adviser will use its own proprietary assessments of material ESG issues….” Please more fully describe the sub-adviser’s proprietary assessments.

Response: As described in response to Comment 2.l, the “Principal Investment Strategy” section has been revised to further describe that the Sub-Adviser’s proprietary assessments involve assigning proprietary ESG scores to each issuer or issuance.

o.

Comment: The fifth paragraph of the “Principal Investment Strategy” section provides that “[s]ubject to applicable law and any other restrictions described in the Portfolio’s Prospectus or Statement of Additional Information, the Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements….” Please describe all of the restrictions either here in the Item 4 disclosure or in the Item 9 disclosure.

Response: Although the Trust does not believe it appropriate to include a full description of all of the restrictions in either the Item 4 disclosure or the Item 9 disclosure, the Trust has expanded the principal risk factor titled “Derivatives Risk” in the “More information on strategies, risks and benchmarks” (Item 9) section of the statutory prospectus to read as follows:

Legislative and regulatory developments may limit the availability of certain derivatives, may make the use of derivatives by a Portfolio more costly, and may otherwise adversely impact the performance and value of derivatives. Legislative and regulatory developments also may change the way in which a Portfolio itself is regulated. Such developments may impact a Portfolio’s ability to invest, or remain invested, in certain derivatives, adversely affect a Portfolio’s ability to achieve its investment objective, and subject a Portfolio to additional recordkeeping and reporting requirements. Complying with new requirements also may increase the cost of a Portfolio’s investments and the cost of implementing a Portfolio’s investment program and related operations, which could adversely affect a Portfolio and its investors. For example, in October 2020 the SEC adopted Rule 18f-4 under the 1940 Act (“Rule 18f-4”), which imposes new requirements and restrictions on registered funds’ (including the Portfolios’) use of derivatives, and with which the Portfolios generally will be required to comply in August 2022. Unless a Portfolio qualifies as a ‘‘limited derivatives user’’ as defined in Rule 18f-4, Rule 18f-4 would, among other things, require the Portfolio to establish a comprehensive derivatives risk management program, comply with certain value-at-risk based leverage limits, appoint a derivatives risk manager, and provide additional disclosure both publicly and to the SEC regarding its derivatives positions. If a Portfolio qualifies as a limited derivatives user, Rule 18f-4 would require the Portfolio to have policies and procedures to manage its aggregate derivatives risk. Also, as a Portfolio transitions into reliance on the new requirements, the Portfolio’s approach to asset segregation and coverage requirements described in this Prospectus with respect to derivatives may be impacted.

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The Trust also notes that more detailed disclosure regarding these and other restrictions on the Portfolio’s use of derivatives is found in the “Investment Strategies and Risks – Derivatives” section of the SAI. The Trust believes that this presentation of derivatives disclosure throughout the registration statement is appropriate. Accordingly, the Trust respectfully declines to make any further changes in response to this comment.

1290 VT Convertible Securities Portfolio

p.

Comment: If the Portfolio may invest in contingent convertible securities (or “CoCos”), then please explain supplementally the extent to which it does so. The staff may have additional disclosure comments based on the response.

Response: The Portfolio does not invest in contingent convertible securities as a principal investment strategy.

q.

Comment: The second paragraph of the “Principal Investment Strategy” section provides that “[t]o the extent that the [Bloomberg U.S. Convertible Liquid Bond] Index is concentrated, the Portfolio will concentrate its investments (i.e., invest 25% or more of its total assets) in securities of issuers in a particular industry or group of industries to approximately the same extent as the Index. As of the date of this Prospectus, the Index is not concentrated in any particular industry.” The staff notes that prior to the Portfolio’s restructuring, the Portfolio’s policy was to not concentrate in a particular industry; please explain the basis for changing the Portfolio’s concentration policy without a shareholder vote. Please also add a corresponding principal risk relating to concentration.

Response: The Portfolio has not changed its concentration policy. The Portfolio’s concentration policy in the SAI, which has not changed since prior to the Portfolio’s restructuring, provides that the “Portfolio will not concentrate its investments in a particular industry or group of industries, as the term “concentration” is used in the 1940 Act, and the rules thereunder, as interpreted or modified by regulatory authority having jurisdiction from time to time, and any applicable exemptive relief.” The SAI section “Notations Regarding the Portfolios’ Fundamental Restrictions” provides further information on what constitutes “concentration” in an industry. The language in the Prospectus to which this Comment refers was previously requested to be added by the staff. As the Portfolio does not concentrate its investments in a particular industry, the referenced language has been removed and the Trust has not added a principal risk relating to concentration.

r.

Comment: The third paragraph of the “Principal Investment Strategy” section provides that “[t]he Index may include … below investment grade … securities.” Please disclose the extent to which the Index or the Portfolio may invest in below investment grade securities. The staff also notes that Distressed Companies Risk is included as a principal risk. Please disclose in the principal investment strategy that the Portfolio may invest in distressed securities, and please clarify whether distressed securities include those securities that are in default.

Response: The Portfolio may hold distressed securities to the same extent that the Index holds these securities; however, the Index may not hold defaulted securities. Accordingly, the Trust has revised the referenced disclosure in the “Principal Investment Strategy” section as follows:

The Index may include investment grade, below investment grade and unrated securities, and may include distressed securities. The Portfolio may invest in distressed securities to the same extent as the Index. If the Index removes a security due to default, the Portfolio may not be able to dispose of the security or sell it at an advantageous time or price.

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April 11, 2022

s.

Comment: With respect to the Bloomberg U.S. Convertible Liquid Bond Index, please: (1) explain how the Index components are weighted, (2) describe the Index’s rebalance and reconstitution process, (3) state the number or range of Index components, and (4) provide, either in the “Principal Investment Strategy” disclosure or in the Item 9 disclosure, the name of the Index provider.

Response: The Trust has revised the “Principal Investment Strategy” section by adding, at the end of the third paragraph, the following additional information with respect to the Index:

The Index is rebalanced on a monthly basis on the last business day of the month. As of December 31, 2021, there were 310 securities in the Index. The Index is sponsored by Bloomberg Index Services Limited (the “Index Provider”), which is not affiliated with the Portfolio or the Adviser. The Index Provider determines the composition of the Index and relative weightings of the securities in the Index using a capitalization weighting approach, and publishes information regarding the market value of the Index.

t.

Comment: The fourth paragraph of the “Principal Investment Strategy” section provides that “[t]he Portfolio also may invest in … cash or short-term money market instruments, including certificates of deposit, commercial paper, U.S. Government securities and other income-producing cash equivalents.” Please include corresponding principal risk disclosure.

Response: The Trust has added the below Cash Management Risk as a principal investment risk.

Cash Management Risk: The Portfolio may maintain cash and cash equivalent positions as part of the Portfolio’s strategy in order to take advantage of investment opportunities as they arise, to manage the Portfolio’s market exposure, and for other portfolio management purposes. As such, the Portfolio may maintain cash balances, which may be significant, with counterparties such as the Trust’s custodian or its affiliates. Maintaining larger cash and cash equivalent positions could negatively affect the Portfolio’s performance due to missed investment opportunities and may also subject the Portfolio to additional risks, such as increased credit risk with respect to the custodian bank holding the assets and the risk that a counterparty may be unable or unwilling to honor its obligations.

u.

Comment: The staff notes that Large-Cap Company Risk appears to have been removed as a principal risk. If the Portfolio is investing principally only in small- or mid-cap companies, please make that clear in the principal investment strategy.

Response: The Trust has revised the “Principal Investment Strategy” section to disclose that the securities of small- and mid-cap issuers may comprise a significant percentage of the securities in the Index.

v.

Comment: The staff notes that Portfolio Turnover Risk is included as a principal risk for this Portfolio. Please state in the principal investment strategy that the Portfolio may engage in active and frequent trading.

Response: The Portfolio does not intend to engage in active and frequent trading as a principal investment strategy. Accordingly, the “Portfolio Turnover Risk” disclosure has been deleted.

w.

Comment: In the “Performance” section, it looks like the index that will now be used is the Bloomberg U.S. Convertible Liquid Bond Index, which is the index the Portfolio seeks to track. The staff believes that the Bloomberg U.S. Convertible Liquid Bond Index is not an

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appropriate broad-based securities index because there is not a meaningful basis of comparison between the Portfolio’s performance and the index’s performance. The performance of the Bloomberg U.S. Convertible Liquid Bond Index may be shown second to the performance of a broad-based index.

Response: The Trust believes that the Portfolio’s Index constitutes a “broad-based securities market index” as defined in Item 27(b), Instruction 5, of Form N-1A. According to the relevant instruction in Form N-1A, a “broad-based securities marked index is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Bloomberg Index Services Limited, the index provider for the Index, is not affiliated with the Trust, the Adviser, or the Trust’s principal underwriter. Based on available SEC guidance discussed below regarding the meaning of “broad-based,” the Trust believes the Index is consistent with the applicable requirements of Form N-1A.

The SEC has stated that “[a] broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate,” adding that “[an] index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”3 Further, Form N-1A “gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests.”4 The SEC has also stated that the “purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”5

The Portfolio’s Index is designed to represent the market of U.S. convertible securities, such as convertible bonds and convertible preferred stock. Further, the Index is not concentrated in any particular industry or group of industries, and is broadly diversified, comprising over 300 securities as of December 31, 2021. The Portfolio is a passively managed fund designed to track the Index, and therefore, investors would find it particularly relevant to know how the Portfolio’s performance compares to the index that it seeks to track. Based on the aforementioned information and guidance, the Trust believes that the Index is “broad-based” and best reflects the market in which the Portfolio invests.

3.	Statutory Prospectus

EQ/ClearBridge Large Cap Growth ESG Portfolio, Multimanager Aggressive Growth Portfolio and EQ/PIMCO Total Return Portfolio

a.

Comment: At page 24, the introductory paragraph describing the Expense Limitation Agreement states that the agreement excludes acquired fund fees and expenses; however, the asterisk footnote following the table states that “[f]or purposes of calculating the maximum annual operating expense limit, acquired fund fees and expenses are included in fund operating expenses.” Please reconcile the disclosure.

Response: The Trust has revised the introductory paragraph to read as follows:

Pursuant to that Expense Limitation Agreement, the Adviser has agreed to make payments or waive its and its affiliates’ management, administrative and other fees to limit the expenses of the Portfolios so that the annual operating expenses of

[3]	Final Rule: Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19382 (Apr. 6, 1993) (“1993 Release”) at note 21 and accompanying text.
[4]	1993 Release, supra note 1, at Section I.C.3.
[5]	New Form N-1A Adopting Release, SEC Rel. No. 23064 (Feb. 10, 1998).

U.S. Securities and Exchange Commission

April 11, 2022

each Portfolio (other than interest, taxes, brokerage commissions, acquired fund fees and expenses (unless noted), dividend and interest expenses on securities sold short, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of each Portfolio’s business), as a percentage of average daily net assets, do not exceed the following respective expense ratios:

b.

Comment: The “80% Policies” paragraph in the section titled “More information on strategies, risks and benchmarks” provides that “… in appropriate circumstances, synthetic investments may count toward the 80% minimum if they have economic characteristics similar to the other investments included in the 80% policy.” If the Portfolios include derivatives in their 80% policies adopted pursuant to Rule 35d-1, then please disclose that such instruments are valued on a mark to market basis, rather than based on notional value, for purposes of determining compliance with the 80% policies.

Response: The Trust confirms that it currently values any derivatives at mark to market value for purposes of determining compliance with a Portfolio’s 80% investment policy pursuant to Rule 35d-1. The Trust notes, however, that the SEC has not provided definitive guidance as to how to calculate the asset value of derivatives for purposes of measuring compliance with a fund’s 80% investment policy adopted pursuant to Rule 35d-1. The Trust believes that the use of notional value rather than mark to market value may be an acceptable way to value certain derivatives where a fund’s investment exposure to the underlying asset is equal to the notional value of the derivative. The Trust respectfully declines to add disclosure stating that derivatives are valued on a mark to market basis rather than notional value for purposes of calculating compliance with a Portfolio’s 80% investment policy.

c.

Comment: Per Item 9(b)(1) of Form N-1A, please describe each Portfolio’s principal investment strategies in the Item 9 disclosure, which begins on page 26 in the section titled “More information on strategies, risks and benchmarks.” The staff is looking for a layered disclosure approach where each Portfolio has a summary and then more detailed disclosure in Item 9. Please ensure that each Portfolio has provided a summary in response to Item 4.

Also, the first paragraph in the section titled “Additional Information about the Investment Strategies” beginning on page 27 states that “The following provides additional information regarding the principal investment strategies discussed in the “About the Investment Portfolios — Investments, Risks, and Performance — Principal Investment Strategy” section for each Portfolio, and additional investment strategies that a Portfolio may employ in pursing its investment objective.” Please move all non-principal investment strategies to the SAI or clearly distinguish, with respect to each Portfolio, which investment strategies are principal and which are not. See Items 9(b) and 16(b) of Form N-1A as well as Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014).

In addition, in the section titled “Risks” beginning on page 32, it appears that the risks have been broken out by principal and non-principal, but it is not clear which risks apply to which Portfolios. Please identify which principal risks apply to which Portfolios. The staff notes that some fund groups handle this with a chart. Also, the introductory paragraph in the sub-section titled “Principal Investment Risks” states that the risks are described in alphabetical order, but that does not appear to be the case. Please review the risk order. Further, as a general note, the staff believes that the risk disclosure in Item 9 is a bit confusing because there are several different headings (i.e., “Principal Investment Risks,” “General Investment Risks,” and “Additional Information about Risks”), and it is not clear what is principal and what is not. Please make sure the risk disclosure is organized in a way that makes sense.

U.S. Securities and Exchange Commission

April 11, 2022

Response: The Trust submits that the Item 4 disclosure included in each Portfolio’s summary prospectus is an adequate and appropriate summary of the Portfolio’s principal strategies and risks based on the Item 9 disclosure; consistent with Form N-1A instructions, the Item 9 disclosure is not required to include or repeat all of the disclosure that is included in response to Item 4.

The Trust notes that, as required by Item 4 of Form N-1A, the summary prospectus for each Portfolio describes the Portfolio’s principal investment strategies. Additional information associated with the Portfolios’ principal strategies is described within the statutory prospectus. The “More information on strategies, risks and benchmarks” section of the statutory prospectus affirms that the Portfolios’ principal strategies are discussed in the summary prospectuses. The Trust also notes that, as required by Item 4 of Form N-1A, the summary prospectus for each Portfolio identifies the Portfolio’s principal risks. Additional information associated with the Portfolios’ principal risks is described within the statutory prospectus. The “More information on strategies, risks and benchmarks” section of the statutory prospectus affirms that the Portfolios’ principal risks are discussed in the summary prospectuses. In addition, this section includes a separate sub-section for “Principal Investment Risks,” which provides additional information about the Portfolios’ principal risks identified in the summary prospectuses, and separate sub-sections for “Additional Information about Risks,” which provides additional information that may be associated with the Portfolios’ principal risks but that may not be principal to the Portfolios’ investment strategies, and “General Investment Risks.” The Trust believes that this approach is permissible under General Instruction C of Form N-1A, which provides that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required” so long as the information does not impede understanding of the information that is required to be included. General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal strategy or a principal risk in response to Item 9(b) with respect to each Portfolio. Furthermore, the Trust has reviewed the organization of the risk disclosure in the “More information on strategies, risks and benchmarks” section of the statutory prospectus – including the use of the aforementioned sub-sections – and believes that the current risk disclosure is clear, adequate and appropriately placed. Accordingly, the Trust respectfully submits that no revisions are necessary.

Also, the Trust has reviewed the risk order in the sub-section titled “Principal Investment Risks” and confirms that the principal risk factors are described in alphabetical order. The Trust acknowledges that, while the principal risk factor titled “Derivatives Risk” appears in alphabetical order, the sub-categories that the risk factor comprises are not described in alphabetical order. The Trust has revised the order of the sub-categories titled “Forward Contract Risk,” “Futures Contract Risk,” “Options Contract Risk” and “Swaps Risk,” and they are now described in alphabetical order. The Trust respectfully declines to revise the order of the other sub-categories (e.g., “Management Risk,” “Leveraging Risk,” “Liquidity Risk,” etc.) at this time because doing so would disrupt the current flow of the disclosure. The Trust will reconsider the order of these other sub-categories in connection with the 2023 annual update of the Trust’s registration statement.

d.

Comment: On page 38, the risk factor titled “Emerging Markets Risk” includes the following statement: “Emerging market countries generally are located in Asia, the Middle East, Eastern Europe, Central and South America and Africa.” Please disclose the risks associated with investments in China or explain why those risks are not principal risks for the Portfolios. Please see the April 21, 2020 public statement by the SEC Chairman titled “Emerging Market Investments Entail Significant Disclosure, Financial Reporting and other Risks; Remedies are Limited.”

Response: The Trust does not consider risks associated with investments in China to be principal investment risks for the Portfolios. The Trust confirms that it has reviewed the “Emerging Markets Risk” disclosure included in the Portfolios’ prospectus and has determined that the disclosure is appropriate. The Trust has included additional information about the risks associated with investments in China specifically in the Statement of Additional Information.

U.S. Securities and Exchange Commission

April 11, 2022

4.	Statement of Additional Information

a.

Comment: Regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions” (on page 10 of the SAI), the staff notes that the 1290 VT Convertible Securities Portfolio is not included in the list of Portfolios that “seek to achieve a total return before expenses that approximates the total return performance of a particular index and will generally be concentrated in an industry or group of industries to the extent the index concentrates in a particular industry or group of industries.”

Response: The Trust has removed this disclosure from the discussion of the concentration policy; the Trust notes that it was previously added at the request of the staff.

b.

Comment: Also regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions” (on page 10 of the SAI), the staff notes the following disclosure: “Each Portfolio may invest in securities of other investment companies or investment vehicles that may concentrate their assets in one or more industries. Each Portfolio may consider the concentration of such investment companies and investment vehicles in determining compliance with the fundamental restriction.” The staff’s position is that the investments of all of a Portfolio’s underlying funds should be considered for purposes of determining compliance with a concentration policy, and not just of those underlying funds that concentrate their investments. Please modify the disclosure quoted above to delete the language “that may concentrate their assets in one or more industries”. In addition, please revise the explanatory note to state that “Each Portfolio will consider the investments of such investment companies and investment vehicles in determining compliance with the fundamental restriction.”

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring a Portfolio’s industry concentration limit. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

c.

Comment: The staff notes that the Trust has included, in the “Other Information – Derivative and Direct Actions” section of the SAI, certain disclosure from a prior staff comment with respect to derivative shareholder actions and demand requirements. As in the prior comment, the staff is requesting that this disclosure be included in the Portfolios’ prospectus.

Response: The Trust has considered the staff’s request and believes that placement in the SAI of the above-referenced disclosure is appropriate. The Trust respectfully submits that it is not aware of any Form N-1A requirement to include such disclosure in the prospectus. Indeed, the Trust believes that the placement of the disclosure in the SAI is consistent with Items 15 and 22 of Form N-1A, which expressly require funds to include disclosure in the SAI regarding organizational matters and the rights and privileges of owning shares of a fund, as well as with the General Instructions of the Form, which state, among other things, that the purpose of the SAI is to include information that “some investors may find useful” but which is not “essential information” that should be included in the prospectus. See General Instruction C.2. Accordingly, the Trust respectfully declines to make any disclosure changes in response to this comment.

U.S. Securities and Exchange Commission

April 11, 2022

d.

Comment: Appendix B – With respect to any new portfolio managers named in the appendix, please update the information on other accounts managed and portfolio holdings as of the most recent practicable date per Instruction 1 to Item 20(a)-(c) of Form N-1A.

Response: The Trust has updated the information as requested.

e.

Comment: Part C – Please file as an exhibit the licensing agreement for the 1290 VT Convertible Securities Portfolio as it is considered an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response: The Trust respectfully notes that it does not believe that the licensing agreement between the Adviser and index provider (to which the Trust is not a party) falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the licensing agreement as an exhibit to the Trust’s Registration Statement.

*    *     *    *    *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

Mark C. Amorosi

cc:	William MacGregor, Esq.

Maureen Kane, Esq.

Equitable Investment Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP

APPENDIX A

COMPLETED FEE TABLES AND EXPENSE EXAMPLES

EQ/ClearBridge Large Cap Growth ESG Portfolio

FEES AND EXPENSES OF THE PORTFOLIO

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. The table below does not reflect any fees and expenses associated with variable life insurance contracts and variable annuity certificates and contracts (“Contracts”), which would increase overall fees and expenses. See the Contract prospectus for a description of those fees and expenses.

Shareholder Fees

(fees paid directly from your investment)

Not applicable.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
EQ/ClearBridge Large Cap Growth ESG Portfolio	Class IA Shares	Class IB Shares	Class K Shares
Management Fee	0.65%	0.65%	0.65%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.00%
Other Expenses	0.12%	0.12%	0.12%
Total Annual Portfolio Operating Expenses	1.02%	1.02%	0.77%
Fee Waiver and/or Expense Reimbursement[1]	(0.02)%	(0.02)%	(0.02)%

Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.00%	1.00%	0.75%

[1]

Pursuant to a contract, Equitable Investment Management Group, LLC (the “Adviser”) has agreed to make payments or waive its and its affiliates’ management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2023 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, dividend and interest expenses on securities sold short, capitalized expenses, acquired fund fees and expenses, and extraordinary expenses not incurred in the ordinary course of the Portfolio’s business) do not exceed an annual rate of average daily net assets of 1.00% for Class IA and Class IB shares and 0.75% for Class K shares of the Portfolio. The Expense Limitation Arrangement may be terminated by the Adviser at any time after April 30, 2023. The Adviser may be reimbursed the amount of any such payments or waivers made after June 30, 2020, in the future provided that the payments or waivers are reimbursed within three years of the payments or waivers being recorded and the Portfolio’s expense ratio, after the reimbursement is taken into account, does not exceed the Portfolio’s expense cap at the time of the waiver or the Portfolio’s expense cap at the time of the reimbursement, whichever is lower.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other portfolios. The Example assumes that you invest $10,000 in the Portfolio for the periods indicated, that your investment has a 5% return each year, that the Portfolio’s operating expenses remain the same, and that the Expense Limitation Arrangement is not renewed. This Example does not reflect any Contract-related fees and expenses including redemption fees (if any) at the Contract level. If such fees and expenses were reflected, the total expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions, whether you redeem or hold your shares, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class IA Shares	$102	$323	$561	$1,246
Class IB Shares	$102	$323	$561	$1,246
Class K Shares	$77	$244	$426	$952

Multimanager Aggressive Equity Portfolio

FEES AND EXPENSES OF THE PORTFOLIO

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. The table below does not reflect any fees and expenses associated with variable life insurance contracts and variable annuity certificates and contracts (“Contracts”), which would increase overall fees and expenses. See the Contract prospectus for a description of those fees and expenses.

Shareholder Fees

(fees paid directly from your investment)

Not applicable.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Multimanager Aggressive Equity Portfolio	Class IA Shares	Class IB Shares	Class K Shares
Management Fee	0.56%	0.56%	0.56%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.00%
Other Expenses	0.14%	0.14%	0.14%

Total Annual Portfolio Operating Expenses	0.95%	0.95%	0.70%

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other portfolios. The Example assumes that you invest $10,000 in the Portfolio for the periods indicated, that your investment has a 5% return each year, and that the Portfolio’s operating expenses remain the same. This Example does not reflect any Contract-related fees and expenses including redemption fees (if any) at the Contract level. If such fees and expenses were reflected, the total expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions, whether you redeem or hold your shares, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class IA Shares	$97	$303	$525	$1,166
Class IB Shares	$97	$303	$525	$1,166
Class K Shares	$72	$224	$390	$871

EQ/PIMCO Total Return ESG Portfolio

FEES AND EXPENSES OF THE PORTFOLIO

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. The table below does not reflect any fees and expenses associated with variable life insurance contracts and variable annuity certificates and contracts (“Contracts”), which would increase overall fees and expenses. See the Contract prospectus for a description of those fees and expenses.

Shareholder Fees

(fees paid directly from your investment)

Not applicable.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
EQ/PIMCO Total Return ESG Portfolio	Class IB Shares	Class K Shares
Management Fee	0.50%	0.50%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.00%
Other Expenses	0.17%	0.17%[1]
Total Annual Portfolio Operating Expenses	0.92%	0.67%
Fee Waiver and/or Expense Reimbursement[2]	(0.17)%	(0.17)%

Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.75%	0.50%

[1]	Based on estimated amounts for the current fiscal year.

[2]

Pursuant to a contract, Equitable Investment Management Group, LLC (the “Adviser”) has agreed to make payments or waive its and its affiliates’ management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2023 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, dividend and interest expenses on securities sold short, capitalized expenses, acquired fund fees and expenses, and extraordinary expenses not incurred in the ordinary course of the Portfolio’s business) do not exceed an annual rate of average daily net assets of 0.75% for Class IB shares and 0.50% for Class K shares of the Portfolio. The Expense Limitation Arrangement may be terminated by the Adviser at any time after April 30, 2023. The Adviser may be reimbursed the amount of any such payments or waivers made after June 30, 2020, in the future provided that the payments or waivers are reimbursed within three years of the payments or waivers being recorded and the Portfolio’s expense ratio, after the reimbursement is taken into account, does not exceed the Portfolio’s expense cap at the time of the waiver or the Portfolio’s expense cap at the time of the reimbursement, whichever is lower.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other portfolios. The Example assumes that you invest $10,000 in the Portfolio for the periods indicated, that your investment has a 5% return each year, that the Portfolio’s operating expenses remain the same, and that the Expense Limitation Arrangement is not renewed. This Example does not reflect any Contract-related fees and expenses including redemption fees (if any) at the Contract level. If such fees and expenses were reflected, the total expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions, whether you redeem or hold your shares, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class IB Shares	$77	$276	$493	$1,116
Class K Shares	$51	$197	$356	$818

1290 VT Convertible Securities Portfolio

FEES AND EXPENSES OF THE PORTFOLIO

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. The table below does not reflect any fees and expenses associated with variable life insurance contracts and variable annuity certificates and contracts (“Contracts”), which would increase overall fees and expenses. See the Contract prospectus for a description of those fees and expenses.

Shareholder Fees

(fees paid directly from your investment)

Not applicable.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
1290 VT Convertible Securities Portfolio	Class IB Shares	Class K Shares
Management Fee[1]	0.50%	0.50%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.00%
Other Expenses	0.46%	0.46%
Acquired Fund Fees and Expenses	0.06%	0.06%
Total Annual Portfolio Operating Expenses[1]	1.27%	1.02%
Fee Waiver and/or Expense Reimbursement[1,2]	(0.31)%	(0.31)%

Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement[1]	0.96%	0.71%

[1]	Expenses have been restated to reflect current fees in connection with the Portfolio’s restructuring as a portfolio that pursues an index strategy.

[2]

Pursuant to a contract, Equitable Investment Management Group, LLC (the “Adviser”) has agreed to make payments or waive its and its affiliates’ management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2023 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, dividend and interest expenses on securities sold short, capitalized expenses, acquired fund fees and expenses, and extraordinary expenses not incurred in the ordinary course of the Portfolio’s business) do not exceed an annual rate of average daily net assets of 0.90% for Class IB shares and 0.65% for Class K shares of the Portfolio. The Expense Limitation Arrangement may be terminated by the Adviser at any time after April 30, 2023. The Adviser may be reimbursed the amount of any such payments or waivers made after June 30, 2020, in the future provided that the payments or waivers are reimbursed within three years of the payments or waivers being recorded and the Portfolio’s expense ratio, after the reimbursement is taken into account, does not exceed the Portfolio’s expense cap at the time of the waiver or the Portfolio’s expense cap at the time of the reimbursement, whichever is lower.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other portfolios. The Example assumes that you invest $10,000 in the Portfolio for the periods indicated, that your investment has a 5% return each year, that the Portfolio’s operating expenses remain the same, and that the Expense Limitation Arrangement is not renewed. This Example does not reflect any Contract-related fees and expenses including redemption fees (if any) at the Contract level. If such fees and expenses were reflected, the total expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions, whether you redeem or hold your shares, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class IB Shares	$98	$372	$667	$1,507
Class K Shares	$73	$294	$533	$1,220